  EXHIBIT 99.3

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses", which is herein referred to as Article 11, and are being provided pursuant to Rule 3-05 of Regulation S-X because the Acquisition constitutes a probable significant acquisition that has not yet been consummated.

Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction ("Transaction Accounting Adjustments") and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur ("Management's Adjustments"). The Company has elected not to present Management's Adjustments and has only presented Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet is based on historical balance sheets of the PN Smart Energy Limited and Nanjing Cesun Power Co.,Ltd and has been prepared to reflect the acquisition as if it had been consummated on September 30, 2025. The pro forma combined statements of operations has been prepared to reflect the acquisition as if it had been consummated on October 1, 2024. The unaudited pro forma condensed combined statement of operations for the fiscal year ended 30 September 2025 combines the historical consolidated statement of operations for the year ended of the PN Smart Energy Limited and Nanjing Cesun Power Co.,Ltd.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the acquisition occurred on the indicated date, or during the operational periods presented, nor is it necessarily indicative of the future financial position or operating results. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

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Proforma PN Smart Energy Limited and Subsidiaries

Consolidated Balance Sheets as of September 30, 2025

(Expressed in U.S. Dollars, except for the number of shares)

	PN Smart Energy Limited	Nanjing Cesun Power Co.,ltd and its subsidiaries	Proforma Adjustments	Proforma As of September 30, 2025
ASSETS	$	$	$	$
CURRENT ASSETS:
Cash and cash equivalent	11,474,067	702,864	-	12,176,931
Accounts receivable, net	9,046,671	1,841,104	-	10,887,775
Bank acceptance notes receivable	477,106	-	-	477,106
Digital assets	31,213	-		31,213
Inventories, net	4,279,330	2,835,568	-	7,114,898
Prepayment and other current assets	5,106,553	9,307,849	-	14,414,402
Due from related party	4,177,987	1,428,336	(3,863,543)	1,742,780
TOTAL CURRENT ASSETS	34,592,927	16,115,721	(3,863,543)	46,845,105

Property and equipment, net	831,963	2,408,361	(184,058)	3,056,266
Intangible assets, net	1,509,106	159,850	-	1,668,956
Goodwill		17,279	27,462,036	27,479,315
Equity investment	6,891,243	-	(5,464,618)	1,426,625
Operating lease right of use assets	1,639,652	-	-	1,639,652
Deferred tax assets	29,195	101,428	-	130,623
TOTAL NON-CURRENT ASSETS	10,901,159	2,686,918	21,813,360	35,401,437
TOTAL ASSETS	45,494,086	18,802,639	17,949,817	82,246,542

CURRENT LIABILITIES:
Notes payable	2,130,699	140,736	-	2,271,435
Accounts payable and other payables	4,595,528	1,107,191	-	5,702,719
Contract liabilities	7,499,799	248,154	-	7,747,953
Borrowings-current	2,002,648	3,940,609	-	5,943,257
Taxes payable	4,390,789	61,286	-	4,452,075
Operating lease liabilities, current	386,590	-	-	386,590
Long-term borrowings-current portion	-	220,606	-	220,606
Due to related party	714,136	3,149,407	(3,863,543)	-
TOTAL CURRENT LIABILITIES	21,720,189	8,867,989	(3,863,543)	26,724,635

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	1,253,062	-	-	1,253,062
Long-term borrowings-non current	43,725	1,370,397	-	1,414,122
TOTAL LONG TERM LIABILITIES	1,296,787	1,370,397	-	2,667,184
TOTAL LIABILITIES	23,016,976	10,238,386	(3,863,543)	29,391,819

SHAREHOLDERS’ EQUITY:
A Ordinary shares ($0.0001 par value, 750,000,000 shares authorized,13,975,000 and 25,000,000 share issued and outstanding as of September 30, 2025 and 2024*)	1,398		308	1,706
B Ordinary shares ($0.0001 par value, 110,000,000 shares authorized, 13,025,000 and 0 share issued and outstanding as of September 30, 2025 and 2024*)	1,302		1,690	2,992
Additional paid-in capital	8,464,735	9,301,960	19,525,049	37,291,744
Statutory Reserve	138,408	11,866	(11,866)	138,408
Retained earnings	11,409,619	(795,293)	2,332,054	12,946,380
Accumulated other comprehensive income (loss)	(130,537)	45,720	(33,875)	(118,692)
Total shareholders’ equity attributable to PN Smart Energy Limited	19,884,925	8,564,253	21,813,360	50,262,538
Noncontrolling interests	2,592,185	-	-	2,592,185
TOTAL SHAREHOLDERS’ EQUITY	22,477,110	8,564,253	21,813,360	52,854,723
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	45,494,086	18,802,639	17,949,817	82,246,542

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Proforma PN Smart Energy Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

	PN Smart Energy Limited	Nanjing Cesun Power Co.,ltd and its subsidiaries	Proforma Adjustments	Proforma For the years ended September 30,2025
	$	$	$	$
NET REVENUE	63,311,196	6,093,948	(3,637,898)	65,767,246

COST OF REVENUE	57,010,755	5,686,130	(3,455,312)	59,241,573

GROSS PROFIT	6,300,441	407,818	(182,586)	6,525,673

OPERATION EXPENSES:
Selling and marketing expenses	2,344,453	249,481	-	2,593,934
General and administrative expenses	4,824,085	688,622	-	5,512,707
Research and development expenses	1,680,797	30,865	-	1,711,662

(LOSS) FROM OPERATIONS	(2,548,894)	(561,150)	(182,586)	(3,292,630)

Interest income	60,955	511	-	61,466
Interest expense	(207,848)	(89,639)	-	(297,487)
Unrealized loss on digital assets	(18,787)	-	-	(18,787)
Loss (gain) on equity investments	(50,975)	-	1,719,347	1,668,372
Foreign exchange	110,914	16,835	-	127,749
Other income (expense)	479,076	(5,101)	-	473,975
Total other income (expense)	373,335	(77,394)	1,719,347	2,015,288

(LOSS) BEFORE INCOME TAX PROVISION	(2,175,559)	(638,544)	1,536,761	(1,277,342)

INCOME TAX EXPENSE	(36,087)	21,949	-	(14,138)

NET LOSS	(2,211,646)	(616,595)	1,536,761	(1,291,480)

OTHER COMPREHENSIVE INCOME	155,985	(17,187)	-	138,798

TOTAL COMPREHENSIVE LOSS	(2,055,661)	(633,782)	1,536,761	(1,152,682)

LESS: COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	25,448	-	-	25,448

COMPREHENSIVE LOSS ATTRIBUTABLE TO PN SMART ENERGY LIMITED	(2,081,109)	(633,782)	1,536,761	(1,178,130)

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* On April 30, 2026, PN Smart Energy Limited (the “Company”), entered into a share acquisition agreement to acquire an equity interest of 56.0% in Nanjing Cesun Power Co., Ltd (“Nanjing Cesun”). for a total consideration of approximately US$20.2 million and the transaction closed on June 30, 2026. Prior to the Acquisition, the Company already held 44.0% of Nanjing Cesun’s total equity interest. Following the Acquisition, Nanjing Cesun will become the wholly-owned subsidiary of the Company.

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